

NEW YORK CITY COMPTROLLER
SCOTT M. STRINGER

FOR IMMEDIATE RELEASE
April 7, 2017

Jack Sterne, (347) 633-6770
jsterne@comptroller.nyc.gov

Statement from NYC Comptroller Stringer on the launch of the NYC Pension Funds' "Vote No" Campaign Against a Director at NRG Energy

(New York, NY) — Today, New York City Comptroller Scott M. Stringer and the New York City Pension Funds announced the launch of a "VOTE NO" campaign urging NRG Energy shareowners to vote AGAINST Barry Smitherman, one of the company's director nominees, at its April 27th annual meeting. Comptroller Stringer and the NYC Pension Funds believe both the deeply flawed process that allowed short-term activist investors to appoint Mr. Smitherman to the board and his history of climate change denial disqualify him from serving on NRG's board. In a letter filed with the SEC and sent to shareowners, Comptroller Stringer outlines how these concerns could undermine NRG's ability to maximize long-term value for its shareowners.

"Barry Smitherman's view that climate change is a hoax disqualifies him from serving as a director at NRG. In recent years, this company has positioned itself to maximize long-term shareowner value by reducing its greenhouse gas emissions and embracing a low carbon future — but Mr. Smitherman's influence could undermine that plan. His anti-science claims are both counterproductive in NRG's boardroom and send a demoralizing message to the company's employees," New York City Comptroller Scott M. Stringer said. "NRG's shareowners should be alarmed by Mr. Smitherman's placement on the board. It's a symptom of a deeply flawed process that has handed undue influence to directors backed by well-known short-term investors. Those who want a quick pay day are now on a collision course with the long-term interests of NRG. That's unacceptable – and that's why we are urging NRG shareowners to vote against Mr. Smitherman's election."

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Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007
Phone: (212) 669-3500 • comptroller.nyc.gov

To view the letter to NRG Energy shareowners, click here (http://comptroller.nyc.gov/wp-content/uploads/documents/NYC-Funds-to-NRG-shareowners-4-6-17.pdf).

Comptroller Stringer serves as the investment advisor to, and custodian and a trustee of, the New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees' Retirement System, Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund and the Board of Education Retirement System.

In addition to Comptroller Stringer, the New York City Pension Funds' trustees are:

New York City Employees' Retirement System: Mayor Bill de Blasio's Representative, John Adler (Chair); New York City Public Advocate Letitia James; Borough Presidents: Gale Brewer (Manhattan), Melinda Katz (Queens), Eric Adams (Brooklyn), James Oddo (Staten Island), and Ruben Diaz, Jr. (Bronx); Henry Garrido, Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers' Retirement System: Mayor Bill de Blasio's Appointee, John Adler (Chair); Raymond Orlando, representing the Chairperson of the Panel for Educational Policy and Debra Penny, Thomas Brown and David Kazansky, all of the United Federation of Teachers.

New York City Police Pension Fund: Mayor Bill de Blasio's Representative, John Adler; New York City Finance Commissioner Jacques Jiha; New York City Police Commissioner James P. O'Neill (Chair); Patrick Lynch, Patrolmen's Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

New York City Fire Department Pension Fund: Mayor Bill de Blasio's Representative, John Adler; New York City Fire Commissioner Daniel A. Nigro (Chair); New York City Finance Commissioner Jacques Jiha; James Slevin, President, Gerard Fitzgerald, Vice President, Edward Brown, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; John Farina, Captains' Rep.; Paul Ferro, Chiefs' Rep., and Jack Kielty, Lieutenants' Rep., Uniformed Fire Officers Association; and, Thomas Phelan, Marine Engineers Association.

Board of Education Retirement System: Schools Chancellor Carmen Fariña; Mayoral: Issac Carmignami, T. Elzora Cleveland, Vanessa Leung, Gary Linnen, Lori Podvesker,

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Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007
Phone: (212) 669-3500 • comptroller.nyc.gov

Stephanie Soto, Benjamin Shuldiner, Miguelina Zorilla-Aristy; Michael Kraft (Manhattan BP), Debra Dillingham (Queens BP), Geneal Chacon (Bronx BP) and Peter Calandrella (Staten Island BP); and employee members John Maderich of the IUOE Local 891 and Donald Nesbit of District Council 37, Local 372.

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